UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

74443P104
(CUSIP Number)

Philip A. Falcone
450 Park Avenue, 30th Floor
New York, New York 10022
(212) 339-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philip A. Falcone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,864,862

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,864,862

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,864,862

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%

14	TYPE OF REPORTING PERSON
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Global Opportunities Breakaway MM LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
540,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
540,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
540,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer.

This Amendment No. 11 (“Amendment No. 11”) amends the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 15, 2014, Amendment No. 2 filed on May 23, 2014, Amendment No. 3 filed on December 3, 2014, Amendment No. 4 filed on March 17, 2015, Amendment No. 5 filed on March 24, 2015, Amendment No. 6 filed on August 10, 2015, Amendment No. 7 filed on September 2, 2015, Amendment No. 8 filed on October 9, 2015, Amendment No. 9 filed on October 16, 2015 and Amendment No. 10 filed on November 9, 2015  (as amended, the “Schedule 13D”), and relates to the shares of Common Stock, $0.001 par value (the “Shares”), of HC2 Holdings, Inc. (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 11.

Item 5.	Interest in Securities of the Issuer.

References to the percentage ownership of Shares in this Schedule 13D are based upon (1) the 25,592,356 Shares stated to be outstanding as of October 31, 2015 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission (“SEC”) on November 9, 2015 and (2) the 8,452,500 Shares as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on November 9, 2015; an aggregate total of 34,044,856 Shares.

(a, b) As of the date hereof, Philip A. Falcone may be deemed to be the beneficial owner of 3,864,862 Shares, constituting 10.5% of the outstanding Shares and consisting of 1,106,965 Shares owned outright and 2,757,897 Shares underlying currently vested options. The following summarizes Mr. Falcone’s Share ownership and currently outstanding equity awards:

(i)	On January 15, 2014, Mr. Falcone was awarded restricted stock units (“RSUs”) with respect to 2,028 Shares. 1,014 of such RSUs vested on January 15, 2015 and were settled in Shares currently owned by Mr. Falcone. The remaining 1,014 RSUs will vest on January 15, 2016, subject to Mr. Falcone’s continued service as a director of the Issuer on such vesting date.

(ii)	On January 15, 2014, Mr. Falcone was awarded options to purchase 4,055 Shares. One-third of the options vested on the date of issuance and one-third of the options vested on January 15, 2015. The remaining one-third of the option (1,351 Shares) will vest on January 15, 2016, subject to Mr. Falcone’s continued service as a director of the Issuer on such vesting date. The option is currently exercisable with respect to 2,704 Shares.

(iii)	On May 21, 2014, the Issuer entered into an option agreement (the “May 21, 2014 Option Agreement”) with Mr. Falcone pursuant to which Mr. Falcone has the right to purchase an initial amount of 1,568,864 Shares. The option vests in three equal instalments on the date of issuance and on each of May 12, 2015 and May 12, 2016, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The option is currently exercisable with respect to 1,045,910 Shares and will be exercisable with respect to an additional 522,954 Shares on May 12, 2016, assuming Mr. Falcone’s continued employment with the Issuer on such date. The number of shares for which the option is exercisable and the exercise price of the option are subject to adjustment for certain events, with the effect that at all times the option as so adjusted will enable Mr. Falcone to purchase the same percentage ownership interest in the Issuer that the option represented on its grant date. The option contemplated that the anti-dilution adjustments would be in the form of additional options to be granted as of the date of the event requiring adjustment.

(iv)	On October 26, 2014, the Issuer and Mr. Falcone reformed and clarified the May 21, 2014 Option Agreement (the “Option Clarification Agreement”) to clarify the operation of the anti-dilution provisions of the May 21, 2014 Option Agreement upon the issuance of rights, warrants, options, exchangeable securities or convertible securities entitling the holder thereof to subscribe for, purchase or otherwise acquire shares of the Issuer’s capital stock (each referred to as “Rights”) in light of the Issuer’s issuances of common and preferred stock. Specifically, pursuant to the terms of the Option Clarification Agreement, additional options granted to Mr. Falcone pursuant to the anti-dilution provisions upon the issuance of Rights (i) would have an exercise price equal to the greater of the fair market value of the Shares on the trading day immediately preceding the date of grant of the option or the price payable or deemed payable with respect to the applicable Shares upon the exercise or conversion of the Rights and (ii) would be exercisable as and to the extent the Rights are exercised or converted.

On October 28, 2014, anti-dilution adjustment options (the “October Anti-Dilution Options”) to purchase an aggregate of 1,782,082 Shares were issued to Mr. Falcone promptly following the execution of the Option Clarification Agreement. The October Anti-Dilution Options vest in three equal instalments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date.

A portion of the October Anti-Dilution Options were issued in respect of the Company’s issuance of its Series A Convertible Participating Preferred Stock (“Series A Preferred Stock”) and related pay-in-kind dividends on such Series A Preferred Stock, based on a conversion price of $4.00 with respect to the Series A Preferred Stock, as follows: options to purchase (1) 750,000 Shares at $4.05, (2) 2,667 Shares at $4.00 and (3) 7,527 Shares at $4.46 (collectively, the “Original Series A Contingent Options”). On August 6, 2015, the Company determined that the Original Series A Contingent Options should have been issued based on a conversion price of $4.25 with respect to the Series A Preferred Stock, as follows: options to purchase (1) 705,882 Shares at $4.25, (2) 2,510 Shares at $4.25, and (3) 7,084 Shares at $4.46 (collectively, the “Corrected Series A Contingent Options”). On the same date, the Company issued the Corrected Series A Contingent Options to Mr. Falcone contemporaneously with the surrender of the Original Series A Contingent Options for cancellation. The Corrected Series A Contingent Options otherwise have the same vesting dates and terms as the Original Series A Contingent Options. Taking into account this correction, the October Anti-Dilution Options are currently vested with respect to 1,158,241 Shares.

On January 7, 2015, anti-dilution adjustment options to purchase an aggregate of 169,697 Shares were issued to Mr. Falcone as a result of the issuance of the Series A-2 Convertible Participating Preferred Stock on January 5, 2015. The options have an exercise price of $8.25 per share and vest in three equal instalments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The options are currently vested with respect to 56,566 Shares.  An additional 56,565 Shares will vest on January 7, 2016.

(v)	On March 12, 2015, Mr. Falcone was awarded RSAs in respect of 881,550 Shares. 564,937 of such RSAs vested immediately and the underlying Shares are owned outright by Mr. Falcone. The remaining 316,613 RSAs vest on March 12, 2016, subject to Mr. Falcone’s continued employment with the Issuer on such vesting date.

(vi)	On March 12, 2015, Mr. Falcone was awarded options to purchase 309,620 Shares at an exercise price of $9.00 per Share. One-half of the option vested on the date of issuance and one-half of the option vests on March 12, 2016, subject to Mr. Falcone’s continued employment with the Issuer on such vesting date. The option is currently exercisable with respect to 154,810 Shares.

(vii)	On October 9, 2015, Mr. Falcone agreed to purchase 540,000 Shares at a price of $7.50 per Share. On October 15, 2015, this purchase of these shares was completed by Global Opportunities Breakaway MM LLC (“Global Opportunities”). Mr. Falcone is the managing member of Global Opportunities.

(viii)	On November 9, 2015, anti-dilution adjustment options to purchase an aggregate of 845,250 Shares were issued to Mr. Falcone as a result of the Issuer’s issuance of 8,452,500 Shares of common stock pursuant to that certain registered public offering on November 9, 2015. The options have an exercise price of $7.17 per share and vest in three equal instalments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The options are currently vested with respect to 281,750 Shares.

Mr. Falcone has sole power to dispose or direct the disposition of the Shares described above in clauses (i) through (viii).

(c) Other than as set forth above with respect to the Shares purchased on October 15, 2015, Mr. Falcone has not effected any transactions in the Shares in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2015

/s/ Philip A. Falcone
Philip A. Falcone